NO ACT



11007286

Received SEC

APR 27 2011

Washington, DC 20549

April 27, 2011

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Act: 1933
Section: FORM S4
Rule:
Public Availability: 4/27/2011

**Re: Interactive Intelligence, Inc.**
**Incoming letter dated April 21, 2011**

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings defined in your letter.

- The Reorganization will constitute a "succession" for purposes of Rule 12g-3(a) under the Exchange Act and ININ Group will be an "accelerated filer" for purposes of Rule 12b-2 under the Exchange Act.

- The Division will not object if ININ Group, as successor to the Company, does not file new registration statements under the Securities Act for ongoing offerings of securities covered by the Stock-Based Benefit Plan Registration Statements, provided that ININ Group adopts the Stock-Based Benefit Plan Registration Statements by filing post-effective amendments pursuant to Rule 414 under the Securities Act.

- ININ Group may take into account the Company's reporting history under the Exchange Act in determining its eligibility to use Forms S-3 or S-8. The Company's reporting history under the Exchange Act may also be used in determining whether ININ Group "meets the requirements for use of Form S-3" within the meaning of Form S-4.

- The Company's Exchange Act reporting history may be taken into account when determining ININ Group's compliance with the current public information requirements of Rule 144(c)(l) under the Securities Act.

- Average weekly reported trading volume in the Company Common Stock during the time periods specified by Rule 144(e)(1) under the Securities Act may be taken into account in determining the limitations on the amount of securities that may be sold pursuant to Rule 144(e).

- ININ Group may be treated as an issuer subject to the reporting requirements of the Exchange Act for purposes of the Securities Act Rule 174(b) exemption from the prospectus delivery requirements of Section 4(3) of the Securities Act.

- After consummation of the Reorganization, ININ Group may succeed to the Commission file number currently used by the Company.

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

Kim McManus
Special Counsel

# BAKER & DANIELS

EST. 1863

BAKER & DANIELS LLP
600 East 96th Street, Suite 600
Indianapolis, Indiana 46240
Tel 317.569.9600 Fax 317.569.4800
www.bakerdaniels.com

*Securities Exchange Act of 1934—Rules 12g-3(a) and 12b-2*
*Securities Act of 1933—Rule 414*
*Securities Act of 1933—Forms S-3, S-4 and S-8*
*Securities Act of 1933—Rule 144*
*Securities Act of 1933—Section 4(3) and Rule 174*
*Securities Exchange Act of 1934—Commission File Number*

April 21, 2011

**VIA ELECTRONIC MAIL**

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

***Re: Proposed Reorganization of Interactive Intelligence, Inc.***

Ladies and Gentlemen:

Interactive Intelligence, Inc., an Indiana corporation (the "Company"), is considering undertaking a reorganization (the "Reorganization") in which (i) the Company formed a new wholly owned Indiana corporate subsidiary named Interactive Intelligence Group, Inc. ("ININ Group"), (ii) ININ Group formed a new wholly owned Indiana corporate subsidiary named ININ Corp. ("MergerCo"), and (iii) the Company would merge (the "Merger") with its new, indirect, wholly owned subsidiary, MergerCo, with the Company as the surviving company (the "Surviving Company"). As a result of the Reorganization, each holder of shares of the common stock of the Company, par value $0.01 per share ("Company Common Stock"), would become a holder of an identical number of shares of common stock of ININ Group, par value $0.01 per share ("ININ Group Common Stock").

At the effective time of the Reorganization, ININ Group will, in effect, replace the Company as the publicly held corporation. ININ Group and its subsidiaries would conduct all of the operations currently conducted by the Company and its subsidiaries and the consolidated assets, liabilities, operations and financial condition of ININ Group immediately after the Reorganization would be the same as those of the Company immediately prior to the Reorganization. ININ Group will not be an operating company, but rather will hold the stock of all of the operating companies.

The Company is a leading provider of software applications, with its principal product being a suite of applications that provides customers with a software-based multi-channel communications platform. The purpose of the Reorganization is to create a new holding company structure. Management of the Company believes that the Reorganization would improve the Company's ability to determine financial results and profitability of its different lines of business, limit its exposure to liabilities, improve its ability to manage certain tax expenses, and provide the Company with enhanced strategic, business and future financing flexibility.

The Reorganization would be submitted to a vote of the shareholders of the Company at the Company's 2011 annual meeting and it is currently contemplated that, if approved, the Reorganization would become effective on or about July 1, 2011. As a result of the Reorganization, the current shareholders of the Company will become shareholders of ININ Group, owning the same number of shares of ININ Group stock as they had owned of the Company's stock. ININ Group would have the same board of directors and executive officers as the Company. ININ Group would assume all of the Company's obligations under its existing equity plans.

A registration statement on Form S-4 covering the shares of ININ Group Common Stock to be issued in the Reorganization was filed with the Securities and Exchange Commission (the "Commission") by ININ Group (the "Reorganization Registration Statement") on April 11, 2011. The prospectus of ININ Group included in the Reorganization Registration Statement also constitutes a proxy statement of the Company with respect to the Reorganization (the "Reorganization Proxy Statement/Prospectus") pursuant to which proxies in favor of the Reorganization will be solicited by the Company pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

On behalf of the Company, we hereby respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Commission concur in certain opinions and conclusions set forth below under Section III (beginning on page 6) that we have reached on the basis of prior letters issued by the Staff referenced in this letter with respect to the applicability to the Reorganization of certain provisions of the Securities Act of 1933, as amended (the "Securities Act"), and the Exchange Act, and the rules and forms promulgated under each. We also hereby request the Staff's confirmation that ININ Group may rely on the Staff's concurrence to the same extent as the Company.

## I. THE COMPANY, ININ GROUP AND MERGERCO

The Company was incorporated under the laws of the State of Indiana in 1994 and has been an Exchange Act registrant since 1999. The Company has filed all reports required to be filed under Section 13(a) of the Exchange Act.

The Company's authorized capital stock consists of 100,000,000 shares of Company Common Stock, of which 18,525,348 shares were issued and outstanding as of February 28, 2011, and 10,000,000 shares of preferred stock, without par value, none of which is outstanding on the date hereof. The Company Common Stock is listed on the NASDAQ Global Select Market and is registered pursuant to Section 12(b) of the Exchange Act. As of February 28, 2011, there were approximately 107 registered holders of record of the Company Common Stock.

The Company maintains and sponsors various stock-based compensation plans, including the Interactive Intelligence, Inc. 2006 Equity Incentive Plan, as amended, the Amended 1999 Stock

Option and Incentive Plan, the Amended Outside Directors Stock Option Plan, the Interactive Intelligence, Inc. Employee Stock Purchase Plan, and the Interactive Intelligence, Inc. 401(k) Savings Plan (all of these plans are collectively referred to herein as the "Stock-Based Benefit Plans"). The securities to be offered under each of the Stock-Based Benefit Plans are registered on currently effective registration statements on Form S-8 (Registration Nos. 333-33772, 333-87919, 333-110866, 333-116006, 333-33734, 333-129732, 333-134427, 333-151701 and 333-167469) (the "Stock-Based Benefit Plan Registration Statements").

The Company does not have any outstanding debt securities or obligations under the Exchange Act with respect thereto. The Company Common Stock is the only class of the Company's securities outstanding and the only class of the Company's securities for which the Company has reporting obligations under the Exchange Act.

To facilitate the Reorganization, the Company formed ININ Group as a wholly owned subsidiary of the Company and MergerCo as a wholly owned subsidiary of ININ Group. Prior to the Reorganization, neither ININ Group nor MergerCo will have any assets or liabilities other than those nominal assets and liabilities relating to their formation and their participation in the Reorganization, nor will either ININ Group or MergerCo engage in any business activities other than those related to their participation in the Reorganization.

## II. THE REORGANIZATION

### A. The Reorganization; Effect of the Reorganization.

The Reorganization is to be effected pursuant to the following steps:

(i) The Company formed ININ Group as a new, wholly owned, direct subsidiary, incorporated in Indiana.

(ii) ININ Group formed MergerCo as a new, wholly owned direct subsidiary, incorporated in Indiana.

(iii) The Company, ININ Group and MergerCo entered into an agreement and plan of reorganization (the "Reorganization Agreement"), which was approved by their respective boards of directors and by ININ Group as the sole shareholder of MergerCo.

(iv) Following adoption of the Reorganization Agreement and approval of the Merger by the shareholders of the Company, the Company will merge with MergerCo pursuant to Chapter 23-1-40 of the Indiana Business Corporation Law (the "IBCL"), with the Company being the Surviving Company.

### B. Conditions.

The Reorganization Agreement provides that consummation of the Reorganization is conditioned upon:

- the declaration by the Commission of the effectiveness of the Reorganization Registration Statement and the absence of any stop order in respect of the

Reorganization Registration Statement or proceeding seeking a stop order by the Commission;

- the adoption of the Reorganization Agreement and approval of the Merger by the shareholders of the Company, as required by the IBCL, at a meeting of the Company's shareholders;
- the approval by the NASDAQ Global Select Market of the listing of the ININ Group Common Stock to be issued or reserved for issuance in connection with the Reorganization[1];
- the absence of any order or proceeding that would prohibit or make illegal completion of the Reorganization; and
- the receipt by the Company and ININ Group, in form and substance satisfactory to them, of an opinion of tax counsel with respect to the material U.S. federal income tax consequences of the Reorganization to the shareholders of the Company.

**C. Conversion of Shares.**

The Reorganization Agreement provides that, automatically at the time (the "Effective Time") the Merger of the Company with MergerCo becomes effective:

(i) each share of Company Common Stock outstanding will automatically be converted into one share of ININ Group Common Stock (dissenters' rights will not be available under the IBCL in connection with the Merger);

(ii) the MergerCo common stock held by ININ Group will automatically be converted into, and thereafter represent, 100% of the common stock of the Surviving Company; and

(iii) each share of ININ Group Common Stock held by the Company will, by virtue of the Reorganization and without any action of the Company, be cancelled and no consideration will be delivered in respect thereof.

At the Effective Time, the Stock-Based Benefit Plans will be assumed by ININ Group pursuant to resolutions of the Company's board of directors and ININ Group's board of directors. Following such assumption of the Stock-Based Benefit Plans, ININ Group Common Stock will be issued upon the exercise of any options, the vesting of any restricted stock units or the payment of any other stock-based awards and otherwise to reflect appropriately the substitution of ININ Group Common Stock for Company Common Stock. ININ Group and the Company will execute and deliver such documents, and make such amendments to the Stock-Based Benefit Plans, as necessary or appropriate to effect the assumption of the Stock-Based Benefit Plans by ININ Group. The amendments, however, will not materially alter any of the benefits accruing to participants under the Stock-Based Benefit Plans. To the extent that there are any unsold securities under any of the Company's registration statements that will not be adopted by ININ Group pursuant to Rule 414 under the Securities Act ("Rule 414"), including any registration statements on Form S-8 (other than those relating to the Stock-Based Benefit Plan Registration Statements), the Company will file post-effective amendments to such registration statements terminating the offering thereof and removing such unsold securities therefrom prior to the Effective Time.

**D. Effect of Reorganization.**

At the Effective Time, the separate existence of MergerCo will cease, the Company will continue as the Surviving Company of the Merger and will possess all the rights, privileges, powers and franchises of a public and private nature, and be subject to all the restrictions, disabilities and duties, of each of MergerCo and the Company, and all debts, liabilities and duties of MergerCo and the Company, respectively, will thenceforth attach to the Company as the Surviving Company, and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it, all as provided under Chapter 23-1-40 of the IBCL.

Generally, for U.S. federal income tax purposes, no gain or loss will be recognized by shareholders of the Company upon the conversion of Company Common Stock into ININ Group Common Stock pursuant to the Merger.

**E. Articles of Incorporation and Bylaws; Capital Stock.**

The Articles of Incorporation and Bylaws of ININ Group are the same in all material respects as, and contain provisions that provide the same rights and protections for ININ Group's shareholders and creditors as those they currently have under, the Company's Restated Articles of Incorporation and Amended By-Laws, including the same voting, dividend and other rights as those held by the holders of Company Common Stock. The only differences between the Articles of Incorporation and Bylaws of ININ Group and the Company's Restated Articles of Incorporation and Amended By-Laws include the names of the entities, updated information regarding the registered agent, the incorporator and the initial number of directors, and certain dates.

The ININ Group Common Stock will trade on the NASDAQ Global Select Market, as does the Company Common Stock currently, under a new name but under the same trading symbol ("ININ") as the Company Common Stock currently trades.

**F. Directors and Executive Officers of ININ Group; Committees of the ININ Group Board.**

It is contemplated that at the Effective Time the ININ Group board of directors (the "ININ Group Board") will consist of the same individuals who constitute the board of directors of the Company (the "Company Board") immediately before the Effective Time, with their respective terms as directors of ININ Group expiring when their respective terms as directors of the Company would have expired. The ININ Group Board will establish the same committees as the Company Board, and each committee of the ININ Group Board will be composed of the same directors as the corresponding committee of the Company Board. Each committee of the ININ Group Board will have a charter that is substantially identical to the charter of the corresponding committee of the Company Board prior to the Effective Time.

The individuals who are executive officers of the Company immediately before the Effective Time will be the only executive officers of ININ Group immediately following the Effective

Time, holding corresponding offices. In particular, the President and Chief Executive Officer of the Company will continue as the President and Chief Executive Officer of ININ Group.

**G. Business of ININ Group; Federal Securities Laws Applicable to ININ Group.**

From its inception and prior to the Reorganization, ININ Group has not, and will not, conduct any business and has not had, and will not have, any assets, liabilities or operations other than those nominal assets, liabilities and operations related to its formation and participation in the Reorganization. The Company will continue to engage in its present business as a continuing corporation, and all of its contractual, employment and other business relationships will generally continue unaffected by the Reorganization, except that following the Effective Time, the Company intends to distribute the stock of its subsidiaries, Interactive Intelligence International, Inc. ("International"), and Global Software Services, Inc., doing business as Latitude Software ("Latitude"), to ININ Group and its executive management team and certain corporate-level employees will become employees of ININ Group.

The consolidated assets and liabilities of ININ Group and its subsidiaries immediately following the Effective Time will be the same as the consolidated assets and liabilities of the Company and its subsidiaries immediately before the Effective Time. KPMG LLP, the Company's independent auditors, will serve as the independent auditors of ININ Group and its subsidiaries after the Effective Time.

Following the Reorganization, ININ Group will continue to file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K under the Exchange Act. In addition, ININ Group will be required to file proxy and information statements under the Exchange Act. Finally, ININ Group will continue to be subject to the corporate governance requirements of NASDAQ and the Sarbanes-Oxley Act of 2002.

**III. REQUEST**

On behalf of the Company, we hereby respectfully request that the Staff concur in each of the following conclusions and opinions, which are discussed more fully below, and that the Staff confirm that ININ Group may rely on the Staff's concurrence in such conclusions and opinions to the same extent as the Company:

A. Rules 12g-3(a) and 12b-2. The Reorganization constitutes a "succession" for purposes of Rule 12g-3(a) under the Exchange Act, and the ININ Group Common Stock will be deemed to be registered under the Exchange Act by operation of Rule 12g-3(a) upon the filing of the Form 8-K containing the requisite statements on which reliance on Rule 12g-3(a) is conditioned. Further, as a result of the Reorganization, ININ Group will be deemed an "accelerated filer" for purposes of Rule 12b-2 of the Exchange Act.

B. Rule 414. After the Effective Time, ININ Group will constitute a "successor issuer" of the Company for purposes of Rule 414 and, upon the filing of post-effective amendments thereto expressly adopting such Stock-Based Benefit Plan Registration Statements as its own, to permit ININ Group to continue offerings registered thereby as contemplated by Rule 414.

C. Forms S-3, S-4 and S-8. ININ Group may include the reporting history of the Company in determining whether ININ Group meets the eligibility requirements for the use of registration statements under the Securities Act following the Reorganization, including Forms S-3, S-4 and S-8.

D. Rule 144(c)(1) and (e). The Company's prior reports and the average weekly trading volume in the Company Common Stock may be taken into account in determining ININ Group's compliance with the current public information requirements of Rule 144(c)(1) under the Securities Act and the volume limitations under Rule 144(e) under the Securities Act.

E. Section 4(3) and Rule 174. Dealers need not comply with the prospectus delivery requirements of Section 4(3) of the Securities Act and Rule 174 thereunder with respect to ININ Group after the Reorganization.

F. Commission File Number. After consummation of the Reorganization, ININ Group will succeed to the Commission File Number currently used by the Company.

We note that the Staff has granted relief similar to that requested in this letter in several comparable circumstances, including reorganization transactions similar to the Reorganization. *See generally Dress Barn, Inc.* (available August 13, 2010), *GulfMark Offshore, Inc.* (available January 11, 2010), *MF Global Ltd.* (available December 15, 2009), *Tim Hortons Inc.* (available September 9, 2009), *Weatherford International Ltd.* (available January 14, 2009), *Willbros Group, Inc.* (available February 27, 2009), *Pediatrix Medical Group, Inc.* (available December 22, 2008), *Otter Tail Corporation* (available December 19, 2008), *Mentor Corporation* (available September 26, 2008), *Dollar Tree Stores, Inc.* (available February 20, 2008), *InterDigital Communications Corporation* (available June 25, 2007), *Mercer International, Inc.* (available December 12, 2005) and *Adolph Coors Company* (available August 25, 2003).

**IV. DISCUSSION**

**A. Rules 12g-3(a) and 12b-2.**

Rule 12g-3(a) under the Exchange Act provides that, where in connection with a succession by merger, securities of an issuer that are not already registered under Section 12 of the Exchange Act (such as the ININ Group Common Stock) are issued to holders of any class of securities of another issuer that are already registered under Section 12(b) or 12(g) (such as the Company Common Stock), then the unregistered securities shall be deemed to be registered under the same paragraph of Section 12 of the Exchange Act, unless, upon consummation of the succession (i) such class of securities is exempt from such registration other than by Rule 12g3-2 under the Exchange Act; (ii) all securities of such class are held of record by less than 300 persons; or (iii) the securities issued in connection with the succession were registered on Form F-8 or Form F-80.

Rule 12g-3(f) requires the issuer of the stock deemed registered under Rule 12g-3(a) to indicate in the Form 8-K filed in connection with the succession the paragraph of Section 12 under which the class of securities of the successor issuer is deemed issued. ININ Group intends to file such a Form 8-K promptly following the Effective Time. In addition, a Form 25 will be filed to delist the Company Common Stock from trading on the NASDAQ Global Select Market.

A "succession" is defined in Rule 12b-2 as the direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase or other direct transfer. While ININ Group's acquisition by way of the Reorganization will not be direct, the consolidated assets and liabilities of ININ Group immediately after the Reorganization will be the same as those of the Company immediately before the Reorganization. Similarly, the shareholders of the Company immediately before the Reorganization will be the shareholders of ININ Group immediately after the Reorganization. Based on our review of the no-action letters listed below, we are of the view that the definition of succession and the Staff's interpretation thereof is broad enough to permit reliance on Rule 12g-3 under circumstances similar to those present in the Reorganization. *See, e.g., Dress Barn, Inc., supra, Willbros Group, Inc., supra, Pediatrix Medical Group, Inc., supra, Otter Tail Corporation, supra, Mentor Corporation, supra, Dollar Tree Stores, Inc., supra,* and *InterDigital Communications Corporation, supra.*

We note that upon consummation of the Reorganization, ININ Group technically will not satisfy Rule 12g-3(a)(2)'s requirement that the ININ Group Common Stock be held of record by at least 300 persons. However, we believe that the application of Rule 12g-3 is appropriate notwithstanding that there will be fewer than 300 record holders of the ININ Group Common Stock upon the consummation of the Reorganization. As noted in a number of no-action letters, the threshold requirement of 300 holders of record in Rule 12g-3 was to permit a successor to terminate its Exchange Act reporting and to coordinate with the standard for termination under Rule 12g-4 under the Exchange Act. See *Willbros Group, Inc., supra, Harveys Casino Resorts* (available October 31, 2000) and *IPC Information Systems, Inc.* (available May 20, 1999). The Company Common Stock is listed on the NASDAQ Global Select Market, and it is intended that the ININ Group Common Stock will be listed on the NASDAQ Global Select Market following the Reorganization. The continuation of Exchange Act registration is essential to such listing on the NASDAQ Global Select Market and there is no intention to terminate Exchange Act registration reporting as a result of or in connection with the Reorganization. The Staff has determined that the absence of 300 holders of record does not bar the succession provided under Rule 12g-3 on numerous occasions. *See, e.g., Willbros Group, Inc., supra, Pediatrix Medical Group, Inc., supra, Galileo Holding Corporation* (available December 19, 2008), *Harveys Casino Resorts, supra,* and *IPC Information Systems, Inc., supra.* Accordingly, it is our opinion that Rule 12g-3 should be available to ININ Group, notwithstanding Rule 12g-3(a)(2).

The Company is an "accelerated filer" as defined by Rule 12b-2 of the Exchange Act. Because ININ Group will be the successor issuer to the Company, we believe ININ Group should be deemed an accelerated filer. The Staff has taken a similar position on prior occasions that a successor issuer would be a successor to a company's status as an accelerated filer under Rule 12b-2 of the Exchange Act. *See, e.g., Dress Barn, Inc., supra, Willbros Group, Inc., supra, Pediatrix Medical Group, Inc., supra, Otter Tail Corporation, supra, Mentor Corporation, supra, Dollar Tree Stores, Inc., supra,* and *InterDigital Communications Corporation, supra.*

On the basis of the foregoing, we respectfully request that the Staff concur in our opinion that upon consummation of the Reorganization, the ININ Group Common Stock will be deemed registered under Section 12(b) of the Exchange Act by virtue of the operation of Rule 12g-3(a). We further request that the Staff concur in our opinion that ININ Group, as successor to the Company, will be deemed an accelerated filer for purposes of Rule 12b-2 under the Exchange Act.

**B. Registration Statements and Rule 414.**

Rule 414, promulgated under the Securities Act, provides that, if an issuer has been succeeded by another issuer for the purposes of changing its form of organization, a registration statement of the predecessor issuer will be deemed to be the registration statement of the successor issuer for the purpose of continuing the offering covered by such registration statement, provided that the conditions enumerated in Rule 414 are satisfied. We believe that each of the Stock-Based Benefit Plan Registration Statements relating to the offering, sale and delivery of shares of Company Common Stock pursuant to the Stock-Based Benefit Plans should be deemed to be the registration statement of ININ Group as the "successor issuer for the purpose of continuing the respective offering," because the Reorganization will have the effect of changing the Company's "form of organization" and substantially meets all the other conditions enumerated in Rule 414.

The conditions enumerated in Rule 414 will be satisfied by the terms and conditions of the Reorganization, except for the technical satisfaction of paragraph (b), which requires that the successor issuer acquire all of the assets and assume all of the liabilities and obligations of the predecessor issuer. ININ Group will not directly acquire any of the assets or assume any of the liabilities of the Company, except that ININ Group will assume the Company's obligations under the Stock-Based Benefit Plans (because they involve the issuance of equity securities), and following the Effective Time, the Company intends to distribute the stock of its wholly owned subsidiaries, International and Latitude, to ININ Group. All other assets and liabilities will remain with the Company following the Merger. In keeping with the spirit of Rule 414, ININ Group will indirectly have the benefit of such assets and will effectively be subject to such liabilities and obligations by reason of its ownership of all of the stock of the Company. Upon the effectiveness of the Reorganization, the assets, liabilities and shareholders' equity of ININ Group, on a consolidated basis, will be the same as those of the Company immediately prior to the Reorganization. We believe that this technicality relating to paragraph (b) is not material and should not affect the applicability of Rule 414. More importantly, ININ Group will file post-effective amendments to the Stock-Based Benefit Plan Registration Statements adopting the Stock-Based Benefit Plan Registration Statements as its own registration statements for all purposes of the Securities Act and the Exchange Act and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession or necessary to keep the Stock-Based Benefit Plan Registration Statements from being misleading in any material respect, as contemplated by Rule 414(d).

For these reasons, it is our opinion that the Stock-Based Benefit Plan Registration Statements of the Company should be deemed to be the corresponding registration statements of ININ Group as the successor issuer for the purpose of continuing the offerings for purposes of Rule 414, and that ININ Group may file post-effective amendments to those registration statements as contemplated by Rule 414. We note that the Staff has concurred in similar circumstances with respect to Rule 414. *See, e.g., Dress Barn, Inc., supra, Pediatrix Medical Group, Inc., supra*, and *Dollar Tree Stores, Inc., supra.*

**C. Forms S-3, S-4 and S-8.**

General Instruction I.A.7.(a) to Form S-3 under the Securities Act provides that a successor registrant shall be deemed to have met the conditions for eligibility to use Form S-3 set forth in General Instructions I.A.1., 2., 3. and 5. of Form S-3 if its predecessor and it, taken together, do so, provided that the succession was primarily for the purpose of changing the state of incorporation of the predecessor or forming a holding company and that the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor.

Pursuant to the Reorganization, ININ Group's consolidated assets and liabilities will be the same as the consolidated assets and liabilities of the Company before the Reorganization. Upon consummation of the Reorganization, ININ Group will have the same consolidated financial position and total enterprise value as the Company prior to the Reorganization. In addition, the executive management of ININ Group following the Reorganization will be the same as the executive management of the Company immediately prior to the Reorganization. In the absence of any economic and substantive consequence, we believe that, following the Reorganization, ININ Group should be deemed to be a successor registrant and should be able to include the prior activities of the Company in determining whether the requirements as to the use of Form S-3 have been met by ININ Group, in determining whether ININ Group "meets the requirements for use of Form S-3," as such phrase is used in the General Instructions of Form S-4 under the Securities Act and "satisfies the registrant requirements for use of S-3," as such phrase is used in the General Instructions of Form S-8.

Such a determination would be consistent with relief granted by the Staff in similar circumstances. *See, e.g., Dress Barn, Inc., supra, Pediatrix Medical Group, Inc., supra*, and *Dollar Tree Stores, Inc., supra.*

Accordingly, we respectfully request that the Staff concur in our opinion that after the Reorganization, ININ Group will be entitled to take into account the Company's reporting history prior to the Reorganization in determining whether ININ Group (i) is eligible to use Form S-3, (ii) "meets the requirements for use of Form S-3," as such phrase is used in General Instructions B.1.(a) and B.1.(b) of Form S-4 under the Securities Act and (iii) "satisfies the registrant requirements for use of Form S-3," as such phrase is used in the General Instructions of Form S-8.

**D. Rule 144(c)(1) and (e).**

We recognize that affiliates of ININ Group who desire to sell ININ Group Common Stock, absent registration under the Securities Act, must sell those shares pursuant to Rule 144 under the Securities Act or some other applicable exemption. Rule 144(c) under the Securities Act requires that, in order for sales of securities to be made in reliance on the "safe harbor" provided by Rule 144, there must be made available "adequate current public information" with respect to the issuer for purposes of such Rule. Pursuant to Rule 144(c)(1), this requirement will be deemed to be satisfied where the issuer (i) has securities registered pursuant to Section 12 of the Exchange Act, (ii) has been subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act for a period of at least 90 days immediately preceding the sale of the securities and (iii) has filed all of the reports required to be filed by it under Section 13 of the Exchange Act during the 12 months preceding such sale (or for such shorter period that it was required to file such reports).

The purpose of Rule 144(c)(1), like the reporting requirements for Form S-3, is to ensure that adequate, detailed information about the registrant and its securities is available for public inspection. Although a literal application of Rule 144(c)(1) would prevent affiliates of ININ Group from utilizing Rule 144 during the first 90 days after the Effective Time, we believe that the prior activities of the Company may be taken into account for purposes of determining whether ININ Group satisfies the Rule 144(c)(1) eligibility requirements. In this instance, the information to be furnished to the public concerning ININ Group would be adequate and current. The Company has been a reporting company under the Exchange Act for many years. All reports required to be filed by the Company under the Exchange Act have been timely filed or will be timely filed prior to the Reorganization, including a current report on Form 8-K with respect to the Company's completion of the Reorganization. Similarly, ININ Group will be subject to the reporting requirements of Section 13 of the Exchange Act following the Reorganization. ININ Group will have the same consolidated assets, liabilities, businesses, management and operations as the Company prior to the Reorganization. Therefore, we conclude that strict compliance with the 90-day waiting period is not necessary to effectuate the purpose of the Rule in light of the comprehensive disclosures in prior Exchange Act reports and the continuing reporting that will be made by ININ Group. Based on the foregoing, we are of the opinion that, for purposes of Rule 144, ININ Group may include the Company's reporting history and status prior to the Reorganization in determining whether ININ Group has complied with the public information requirements of Rule 144(c)(1) and thus, ININ Group should be deemed to have complied with the public information requirements of Rule 144(c)(1) immediately after the Reorganization if the Company has complied with the requirements of the Rule until the effective time of the Reorganization. The Staff has taken similar positions in the context of comparable transactions. *See, e.g., Dress Barn, Inc., supra, Pediatrix Medical Group, Inc., supra, Mentor Corporation, supra, Otter Tail Corporation, supra,* and *Dollar Tree Stores, Inc., supra.*

In addition, because the same number of shares ININ Group Common Stock will be outstanding immediately after the Reorganization as the number of shares of Company Common Stock immediately prior to the Reorganization, and because the ININ Group Common Stock will represent an investment that is substantially the same as the investment in Company Common Stock for the reasons discussed above, it is our opinion that, for purposes of Rule 144, the most recent report or statement published by the Company prior to the Reorganization and the average weekly trading volume of Company Common Stock during the time periods specified by Rule 144(e)(1) occurring immediately prior to the Reorganization may be taken into account by holders of ININ Group Common Stock in determining the applicable limitation on the amount of ININ Group Common Stock that may be sold in compliance with Rule 144(e)(l). The Staff has taken similar positions in the context of comparable transactions as noted in the no-action letters listed above.

Based on the foregoing, we respectfully request that the Staff concur in our opinion that the Company's reporting history under the Exchange Act prior to the Reorganization may be taken into account in determining whether ININ Group has complied with the current public information requirements of Rule 144(c)(l) and the average weekly trading volume in Company Common Stock during the time periods specified in Rule 144(e)(l) may be taken into account in determining the limitation on the amount of ININ Group Common Stock that may be sold pursuant to Rule 144(e).

**E. Section 4(3) Prospectus Delivery Requirements.**

Under Rule 174(b), a dealer need not deliver a prospectus if the issuer is an Exchange Act reporting company. ININ Group will have the same consolidated assets, liabilities, business and operations as the Company immediately before the Effective Time and will be the successor to the Company. The Company has been a reporting company under the Exchange Act since 1999, and ININ Group, as the successor to the Company, will assume the Company's reporting status after the Effective Time. The Staff has previously taken the position that the successor in transactions similar to the Reorganization is deemed an Exchange Act reporting company and dealers of the successor's securities may rely on Rule 174(b). *See, e.g., Dress Barn, Inc., supra, GulfMark Offshore, Inc., supra, Tim Hortons Inc., supra, Pediatrix Medical Group, Inc., supra, Mercer International, Inc., supra,* and *Mentor Corporation, supra.*

Accordingly, we respectfully request that the Staff concur in our opinion that ININ Group will be deemed an Exchange Act reporting company and that dealers of ININ Group Common Stock will be able to rely on Rule 174(b) with respect to the prospectus delivery requirements of Section 4(3) of the Securities Act.

**F. Commission File Number.**

In Release No. 34-38850 (July 18, 1997), the Commission eliminated Form 8-B, which pertained to the registration of securities of certain successor issuers under Section 12 of the Exchange Act, effective September 2, 1997. In connection with such action, the Commission adopted amendments to Rule 12g-3 under the Exchange Act to include any transactions or securities that previously were covered by Form 8-B, but not by Rule 12g-3. Under Rule 12g-3, as amended, the securities of a successor to an issuer whose securities are registered under Section 12(b) also will be deemed registered under Section 12(b). Under this Rule, successor issuers automatically inherit the Exchange Act reporting obligations of their predecessors and file a Form 8-K to note the succession.

In this regard, the Commission had previously assigned a "Commission File Number" to registrants at the time they filed a Form 8-A or Form 8-B for purposes of Exchange Act reporting. The Release discussed above did not specifically address how, in light of the elimination of Form 8-B, a Section 12(b) successor registrant would obtain a Commission File Number. However SEC Division of Corporation Finance Compliance and Disclosure Interpretations (updated February 11, 2011) (the "C&DIs"), at Question 150.01 (under "Exchange Act Rules"), relating to the succession of an issuer pursuant to Rule 12g-3 under the Exchange Act, states that "[t]he securities of a successor issuer described in Rule 12g-3 are deemed to be registered under Section 12 by operation of law, and no Exchange Act registration statement on Form 8-A or any other form therefore need be filed. Under Rule 12g-3(f), the successor must file a Form 8-K with respect to the succession transaction using the predecessor's Commission File Number. After the Form 8-K is filed, a new Commission File Number will be generated for the successor company." Interpretation 150.01 of the C&DIs does not specifically address the question of whether a Section 12 successor registrant can succeed to the Commission File Number of its predecessor.

Because ININ Group will be the successor to the Company and it is our view that shareholders of ININ Group would benefit from the convenience and simplicity of being able to access all of the Company's and ININ Group's filings under the Exchange Act in one location on the Commission's Next-Generation EDGAR System, we conclude that at the Effective Time ININ Group can assume and use the Commission File Number currently used by the Company. We note that the Staff has taken similar positions with respect to successors in situations similar to the Reorganization. *See, e.g., Dress Barn, Inc., supra, Willbros Group, Inc., supra, GulfMark Offshore, Inc., supra, Southwestern Energy Company* (available June 29, 2006), and *Adolph Coors Company, supra.*

Accordingly, we respectfully request that the Staff concur in our conclusion that ININ Group can assume and use the Commission File Number currently used by the Company.

## V. CONCLUSION

On behalf of the Company, we respectfully request the concurrence of the Staff in each of the conclusions and opinions listed above under the heading "Request." We also request that the Staff confirm that ININ Group may rely on the Staff's concurrence in such conclusions and opinions to the same extent as the Company. Because the Company will not proceed with the Reorganization until the outcome of this request is known, we hereby respectfully request that this matter be given expedited consideration by the Staff. If the Staff does not concur in any of our conclusions, opinions or any other matters discussed in this letter, we would appreciate an opportunity to discuss them with the Staff prior to any written response to this letter.

If you have any questions or you require additional information concerning this letter or any matter discussed herein, please contact the undersigned at (317) 569-4881. Please indicate your receipt of this letter by sending a reply email to janelle.blankenship@bakerd.com.

Sincerely,



Janelle Blankenship, Esq.

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[1] In connection with the Reorganization, the Company intends to notify NASDAQ that a Substitution Listing Event will occur and to pay the required Substitution Listing Fee in respect of the ININ Group Common Stock.